

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

<u>Via E-mail</u>
Mr. Peter B. Bartholow
Chief Financial Officer
Texas Capital Bancshares Inc.
2000 McKinney Avenue, Suite 700
Dallas, Texas 75201

  Re: Texas Capital Bancshares Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed February 21, 2013
    File No. 001-34657

Dear Mr. Bartholow:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Gus Rodriguez

            Gus Rodriguez
            Accounting Branch Chief